*FOIA Confidential Treatment Request* Confidential Treatment Requested by RxSight, Inc. in connection with Registration Statement on Form S-1 (File No. 333-257790)

July 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Jason Drory
Tim Buchmiller
Tracy Houser
Daniel Gordon

RE:	RxSight, Inc.
Registration Statement on Form S-1
File No. 333-257790

Ladies and Gentlemen:

On behalf of our client RxSight, Inc. (the “Company”), we submit this letter to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 17, 2021, amended on June 23, 2021 and filed publicly via with the Commission via EDGAR on July 9, 2021 (File No. 333-257790) (the “Registration Statement”).

For the convenience of the Staff, we have explained below how the Company determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the most recent valuations of its common stock leading up to the initial public offering of its common stock and the estimated offering price. The Company hopes this information will help facilitate your review of the Company’s accounting for equity issuances including stock compensation and beneficial conversion features. The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies, significant judgments and use of estimates—Determination of fair value of common stock” and appears on pages 117 through 118 of the Registration Statement.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (“17 C.F.R. § 200.83”), marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 858-350-2308 rather than rely on the U.S. mail for such notice.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Preliminary Price Range and Timing Considerations

The purpose of this letter is to notify the Staff that the price range for the Company’s initial public offering (“IPO”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”) included on the cover of the Company’s preliminary prospectus is expected to be within a range of [***] per share (the “Preliminary Price Range”) in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations. The Company advises the Staff that the Preliminary Price Range represents the Company’s belief of what the indicative price range to be disclosed in the preliminary prospectus will be and takes into account a reverse share split of the Company’s common stock of [***] that will become effective before the printing of the preliminary prospectus (the “Stock Split”). Unless otherwise indicated, all of the share numbers and per share exercise prices and fair values per share in this letter have been updated to reflect an approximate value based on the Stock Split.

The Preliminary Price Range was determined based on a number of factors, including the Company’s prospects, prospects for the intraocular lens market, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the medical device industry, as well as input received from various discussions that took place during June and July 2021 among the Board of Directors of the Company (the “Board”), senior management of the Company, and representatives of J.P. Morgan Securities LLC, BofA Securities, Inc. and SVB Leerink LLC (collectively, the “Bookrunners”), in their capacity as the bookrunning managers of the IPO. The Preliminary Price Range was determined by means of these communications based on the assessment of the foregoing factors and was not derived using a formal determination of fair value. The actual indicative price range to be included in the preliminary prospectus is subject to further change, which may result from various factors, including but not limited to then-current market conditions and subsequent business, market and other developments affecting the Company and the markets in which it operates. The indicative price range and Stock Split to be included in the preliminary prospectus will be included in an amendment to the Registration Statement prior to distribution of any preliminary prospectus to potential investors.

The Company advises the Staff that it anticipates filing its preliminary prospectus and commencing its roadshow on July 26, 2021, with a target pricing date of July 29, 2021.

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Board, as of the date of each option grant, considering the Company’s (i) sales of its Series A through H redeemable convertible preferred stock, par value $0.001 per share (the “Preferred Stock”) and (ii) the most recent independent third-party valuation of its Common Stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent independent third-party valuation through the date of the grant. The Board, with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the Common Stock as of each grant date, including the following factors:

•

the price of the Preferred Stock sold to investors in arm’s length transactions and the rights, preferences and privileges of such Preferred Stock as compared to those of the Common Stock, including the liquidation preferences of such Preferred Stock;

•	the Company’s results of operations, financial position and the status of commercialization, research and development efforts and achievement of enterprise milestones;

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

•	the composition of, and changes to, the Company’s management team and Board;

•	the lack of liquidity of the Common Stock as a private company;

•	the Company’s stage of development, business strategy and the material risks related to its business and industry;

•	the valuation of publicly-traded companies in the life sciences and medical device sectors, as well as recently completed mergers and acquisitions of peer companies;

•	external market conditions affecting the life sciences and medical device industry sectors;

•	the likelihood of achieving a liquidity event for the holders of the Common Stock, such as the IPO, or a sale of the Company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately held medical device companies.

Throughout the Review Period (defined below), the Company regularly obtained independent valuations from a nationally recognized independent valuation firm to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations. Throughout the Review Period, the Company’s Board consisted of individuals with significant experience in business, finance, investing and valuing companies, including determining the fair values of the common stock of such companies. In each instance, the Company’s Board made its determination of the estimated fair value of the Common Stock in good faith after discussion, based on the information available on the date of grant, including the contemporaneous valuations mentioned in the MD&A (defined below) and described in additional detail below

The third-party valuations of Common Stock that the Board considered in making its determinations were consistently prepared using methodologies, approaches and assumptions in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock. The market approach estimates the value of the Company’s business by reference to either transactions involving comparable companies or the closest round of the Company’s equity financing preceding the date of the valuation. The income approach estimates the fair value of a company based on the present value of the Company’s future estimated cash flows and its residual value beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the Company achieving these estimated cash flows.

The sections captioned “Determination of fair value of common stock” and “Stock-based compensation” on pages 117 and 118 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement include an explanation of the Company’s approach to accounting for stock-based compensation and factors considered by the Company in determining fair value.

As previously disclosed in the Registration Statement, each time the Board has granted options, the Board has granted those options with an exercise price intended to be equal to the fair value of the underlying common stock on the date of the grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s common stock requires the Company’s Board to make complex and subjective judgments. In accordance with the AICPA Practice Guide, the enterprise value of the Company was allocated across the Company’s classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date using the following methods:

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

•

Option Pricing Method (the “OPM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity value to the various equity interests considering their rights and preferences. The OPM treats common stock and preferred stock as call options on the Company’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. Thus, the value of the Common Stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the Common Stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (the “PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by a company, as well as the economic and control rights of each share class.

•	Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM factoring in possible future liquidity events.

As described in greater detail in the MD&A, in order for the Board and management to determine the estimated fair value of the Common Stock, the independent third-party valuation of Common Stock utilized a hybrid method of (i) the OPM and (ii) PWERM for determining the estimated fair value of its common stock. The Company assumed that all outstanding shares of the Preferred Stock would be converted into shares of Common Stock. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in each of the OPM and Hybrid Method to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

The Board and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the input from its independent third-party valuation specialist. At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant.

Common Stock Valuations and Stock Option Grants

The table below sets forth the estimated fair value of one share of Common Stock as determined by the Board based on input by independent third-party valuation reports, in consideration of such reports and other relevant factors with respect to the Company, its business prospects, and financial condition between April 10, 2020 and June 30, 2021:

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Date of Valuation Report	Fair Value Per Share	Percentage Increase in Fair Value Per Share from Prior Valuation Report
April 10, 2020 (“April 2020 Valuation”)	$15.08	—
December 31, 2020 (“December 2020 Valuation”)	$15.60	3%
March 31, 2021 (“March 2021 Valuation”)	$19.94	28%

Stock Option Grants Since January 1, 2020

The following table lists all grants of options to purchase Common Stock made from January 1, 2020 through the date of this letter:

Grant Date	Number of Shares Underlying Equity Awards Granted (#)	Independent Third- Party Valuation Date	Exercise Price per Share of Common Stock ($)	Estimated Fair Value Per Common Stock at Grant Date ($)
April 23, 2020	1,073,088	April 10, 2020	15.08	15.08
June 4, 2020	5,808	April 10, 2020	15.08	15.08
July 30, 2020	24,685	April 10, 2020	15.08	15.08
October 22, 2020	47,434	April 10, 2020	15.08	15.08
December 2, 2020	8,712	April 10, 2020	15.08	15.08
January 28, 2021	38,722	December 31, 2020	15.60	15.60
March 22, 2021	651,500	December 31, 2020	15.60	15.60
March 29, 2021	27,589	December 31, 2020	15.60	15.60
April 22, 2021	7,260	March 31, 2021	19.94	19.94

Strategic Partner Discussion

As further discussed in the Registration Statement on pages F-26 through F-28, on October 12, 2017, the Company issued to a prospective strategic partner (the “Strategic Partner”) a warrant to purchase Series W common stock (the “Warrant Agreement”) for a non-refundable payment of $60 million. Concurrent with the Warrant Agreement, the Strategic Partner, the Company and the Company’s equity holders entered into a Share Purchase Agreement (the “Purchase Agreement”). This Purchase Agreement permitted the Strategic Partner the ability to exercise the option to purchase the Company.

Fair Value Determination (April 23, 2020, through December 2, 2020)

From April 23, 2020 to December 2, 2020, the Company granted equity awards to purchase a total of 1,159,727 shares of Common Stock at an exercise price of $15.08 per share. On the date of grant, the Board determined the estimated fair value of the Common Stock at the time of grants was $15.08 per share based on a number of factors, including an independent third-party valuation of the Company’s common stock (the “April 2020 Valuation”), and the objective and subjective factors described on pages 117 and 118 of the Registration Statement.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

For the April 2020 Valuation, the Company utilized a hybrid of the OPM and PWERM to derive implied equity value and the estimated fair value of the Company’s Common Stock. For such purposes, the April 2020 Valuation contemplated four potential scenarios:

(i)	exercised warrant of the Purchase Agreement by the Strategic Partner as discussed in the Registration Statement (the “Exercised Warrant”);

(ii)	the Company remaining privately held, with the Company being sold in a private M&A transaction by December 31, 2027 (the “December Stay Private”);

(iii)	an IPO by March 31, 2022 (the “March 2022 IPO”); and

(iv)	an IPO by March 31, 2023 (the “March 2023 IPO”).

The following table summarizes certain key inputs determined by the Board, in consultation with management, which the Company believes were appropriate at the time.

Scenario	Enterprise valuation approach	Equity value ($millions)	Estimated fair value per Common Stock	Discount for lack of marketability (“DLOM”)		Scenario probability weighting	Total valuation conclusion
Exercised Warrant	Net present value of the Purchase Agreement between the Company and the Strategic Partner	$671.4	$29.13	24	%.	55%	$12.21
December Stay Private	Income approach	$203.51	$10.02	35	%.	10%	$0.64
March 2022 IPO	Market approach	$400	$17.35	24%		15%	$0.95
March 2023 IPO	Market approach	$600	$26.03	26%		20%	$1.28
Estimated Fair Value of Common stock							$15.08

For the period from the April 2020 Valuation through December 2, 2020, the Board, with input from management, carefully considered all relevant information available to it, and determined there were no internal or external developments or material changes to the Company’s business since April 2020, or in the assumptions upon which the April 2020 Valuation was based, that warranted a change in the estimated fair value of the Common Stock. As a result, the Board continued to use the April 2020 Valuation of $15.08 for the 86,639 aggregate grants of equity awards made on June 4, 2020, July 30, 2020, October 22, 2020, and December 2, 2020.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Fair Value Determination (January 28, 2021, through March 29, 2021)

From January 28, 2021 to March 29, 2021, the Company granted equity awards to purchase a total of 717,811 shares of Common Stock at an exercise price of $15.60 per share. On the date of grant, the Board determined the estimated fair value of the Common Stock at the time of grants was $15.60 per share based on a number of factors, including an independent third-party valuation of the Company’s common stock (the “December 2020 Valuation”), and the objective and subjective factors described on pages 117 and 118 of the Registration Statement.

For the December 2020 Valuation, the Company utilized a hybrid of the OPM and PWERM to determine the implied total equity value of the Company and the estimated fair value of the Company’s Common Stock. For such purposes, the December 2020 Valuation contemplated five potential scenarios:

(i)	the Exercised Warrant scenario;

(ii)	the Company remaining privately held, with the Company being sold in a private M&A transaction by December 31, 2021 (the “December 2021 M&A”);

(iii)	the Company remaining privately held, with the Company being sold in a private M&A transaction by December 31, 2022 (the “December 2022 M&A”);

(iv)	an IPO by June 30, 2021 (the “June 2021 IPO”); and

(v)	an IPO by March 31, 2022 (the “March 2022 IPO”).

At the time of the December 2020 valuation, the Board and management also considered the following additional factors:

•

Decreased probability of the Exercised Warrant scenario occurring based upon Management’s meeting with the Strategic Partner on or about December 16, 2020. After this meeting it was determined that a knowledgeable market participant, understanding the transaction and using all available information, would consider the probability that the Warrant would be exercised as unlikely or low;

•	March 18, 2020 Second Amendment to the Purchase Agreement to have an outside trigger date for exercise of March 31, 2021; and

•	Since the Exercised Warrant scenario was not probable Management believed an IPO scenario the most probable outcome.

•

Since the Exercised Warrant scenario was not probable and a fixed date of March 31, 2021 was closer, Management believed an IPO could be achieved sooner at the December 20, 2020 valuation than at the April 2020 Valuation.

•

The Company entered into a $60M long term debt agreement with Oxford Capital on October 29, 2020 to increase the probability that the Company would have adequate cash without another round of private equity capital before an IPO, but that an earlier IPO would be required for cash management purposes, thus the earlier IPO probability dates.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

The following table summarizes the key inputs determined by the Board, in consultation with management, which the Company believes were appropriate at the time.

Scenario	Enterprise valuation approach	Equity value ($millions)	Estimated fair value per common stock	DLOM	Scenario probability weighting	Total valuation conclusion
Exercised Warrant	Net present of the Purchase Agreement between the Company and the Strategic Partner	$768.2	$33.16	16%.	10%	$2.79
December 2021 M&A	Market approach	$741.82	$33.78	25%.	10%	$1.75
December 2022 M&A	Income approach	$211.97	$6.82	31%	20%	$0.95
June 2021 IPO	Market approach	$600	$25.83	17%	20%	$3.55
March 2022 IPO	Market approach	$800	$36.36	28%	40%	$6.56
Estimated Fair Value of Common stock						$15.60

For the period from the December 2020 Valuation through January 28, 2021, the Board, with input from management, carefully considered all relevant information available to it, and determined there were no internal or external developments or material changes to the Company’s business since December 2020, or in the assumptions upon which the December 2020 Valuation was based, that warranted a change in the estimated fair value of Common Stock. As a result, the Board continued to use the December 2020 Valuation of $15.60 for the 38,722 stock options granted on January 28, 2021.

By March 2021, however, the Board, with input from management, concluded that the Company’s Q1 2021 revenue would be lower than the preceding Q4 2020 due to disruptions in the business related to the resurgence of COVID-19 pandemic due to late December 2020 holiday travel and gatherings and extreme weather in the U.S. This caused the Board to reevaluate the probability of the Company achieving a financing event in the event the Strategic Partner did not exercise the Warrant, which would expire by its terms on March 31, 2021 at 11:59 p.m. Central Time. Further, as discussed above, the probability of the Exercised Warrant scenario decreased in the December 2020 Valuation to a 10% probability, however, the Company considered that the Strategic Partner had the unilateral ability to exercise the Warrant at any time up until March 31, 2021 at 11:59 p.m. Central Time. At no time did the Strategic Partner communicate that it would not exercise the Warrant. Therefore, the Board of Directors determined that the estimated fair value of Common Stock for the 679,089 equity award grants at March 22, 2021 and March 29, 2021 remained at the December 2020 Valuation of $15.60.

The Warrant expired by its terms at 11:59 Central Time on March 31, 2021. Upon expiration of the Warrant as unexercised, the Board and management re-evaluated potential scenarios available for raising capital, reduced the probability of the exercise of the Warrant from 10% to 0% and increased the overall IPO probability. The change in the probable scenario outcomes for IPO outcomes increased to 90% at the March 2021 valuation from 60% at the December 2020 Valuation, the timing of each scenario as documented in the above table, the addition of a mid-IPO scenario in October 2021, and the change in the discount for lack of marketability were the significant assumption changes that increased the estimated Common Stock value at March 31, 2021. Subsequent to the issuance of the foregoing awards, and in connection with the Company’s preparation for the IPO, the Company retroactively reassessed the estimated valuation of Common Stock related to the equity awards granted in March 2021 in light of

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

the March 2021 Valuation, the proximity of such grants to the expiration of the Warrant, the occurrence of the organizational meeting of the IPO and the probability of completing a successful IPO in 2021. The Company assessed that the Strategic Partner had the unilateral ability to exercise the Warrant at any time up until it expired on March 31, 2021. At the time of grant of the March 2021 equity awards, the ability of the Strategic Partner to exercise the Warrant was outstanding and only subsequently lapsed unexercised. Therefore, the Company concluded that the December 2020 Valuation remained appropriate for purposes of the grant of the March 2021 equity awards.

Until the Warrant expiration on March 31, 2021, the Company was prohibited under the terms of the Purchase Agreement from pursuing equity financing transactions, including but not limited to the filing of any registration statement for an equity financing transaction with the Securities Exchange Commission. However, the Company was not prohibited from talking with investment bankers or others. In the absence of any communication from the Strategic Partner regarding its exercise of the Warrant, the Company asked two investment banks to present their thoughts on the timing of an IPO and potential valuation of the Company, which were presented to the Board of Directors on March 30, 2021 and March 31, 2021. Given the excellent market performance of medical technology companies during the preceding 12-month period, the investment bankers presented scenarios of a pre-money valuations of [***] despite the Company’s early revenue stage and expressed confidence that should prevailing market conditions remained robust the Company could complete an IPO during 2021. This IPO valuation scenarios and market scenarios in the March 31, 2021 independent valuation were important new information to the Company in assessing the probability of an IPO and to the independent valuation expert.

In addition, the Company held an organizational meeting for the IPO on April 14, 2021, where the working group determined to pursue the objective of completing the IPO in August 2021, subject to the ability to achieve the IPO on such an accelerated schedule and to unexpected macroeconomic, systemic and industry specific events, such as the medical device IPO market cooling and poor trading performance of comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, the effects of the COVID-19 pandemic, or other Company specific performance, events or development setbacks. The Bookrunners did not provide pricing indications for the IPO at this time.

Fair Value Determination (April 22, 2021)

On April 22, 2021, the Board granted equity awards to purchase a total of 7,260 shares of Common Stock at an exercise price of $19.94 per share. On the date of grant, the Board determined the estimated fair value of the Common Stock at the time of grants was $19.94 per share based on a number of factors including an independent third-party valuation of the Company’s common stock (the “March 2021 Valuation”), and the objective and subjective factors described on pages 117 and 118 of the Registration Statement.

For the March 2021 Valuation, the Company utilized a hybrid of the OPM and PWERM to determine the implied total equity value of the Company and the estimated fair value of the Company’s Common Stock. For such purposes, the March 2021 Valuation contemplated five potential scenarios:

(i)	December 2021 M&A;

(ii)	an IPO by August 31, 2021 (the “August 2021 IPO”);

(iii)	an IPO by October 31, 2021 (the “October 2021 IPO”);

(iv)	March 2022 IPO; and

(v)	a dissolution by March 31, 2025 (the “Long Term Exit”).

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

At the time of the March 2021 valuation, the Board and management also considered the following additional factors:

•

The Purchase Agreement expired on March 31, 2021, and the Strategic Partner did not exercise their option to purchase the Company, therefore the Exercised Warrant scenario is not present as of March 31, 2021; and

•	The Company determined that it was highly probable that an IPO will occur in a three-month to two-year time frame.

The following table summarizes the key inputs determined by the Board, in consultation with management, which the Company believes were appropriate at the time.

Scenario	Enterprise valuation approach	Equity value ($millions)	Fair value per common share	DLOM	Scenario probability weighting	Total valuation conclusion
December 2021 M&A	Market approach	$573.87	$26.44	16%	5%	$0.85
August 2021 IPO	Market approach	$600	$27.89	11%	20%	$4.23
October 2021 IPO	Market approach	$700	$31.82	14%	35%	$7.75
March 2022 IPO	Market approach	$800	$35.43	18%	35%	$6.99
Long Term Exit	Income & terminal value	$102.3	$3.72	32%	5%	$0.12
Fair Value of Common stock						$19.94

For the period from the March 2021 Valuation through April 22, 2021, the Board, with input from management, carefully considered all relevant information available to it, and determined there were no internal or external developments or material changes to the Company’s business since March 2021, or in the assumptions upon which the March 2021 Valuation was based, that warranted a change in the estimated fair value of Common Stock. As a result, the Board continued to use the March 2021 Valuation of $19.94 for the 7,260 grants of equity awards made on April 22, 2021.

Preliminary Assumed IPO Price

As noted above, the anticipated Preliminary Price Range is [***] per share, with a Preliminary Assumed IPO Price of approximately [***] per share.

The Preliminary Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of market penetration; (b) a comparison of comparable company valuations and valuation increases at the time of their respective IPOs; (c) developments in the Company’s business; (d) input received from the Company’s “testing the waters” meetings; and (e) current market conditions. The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary IPO Price Range) (in millions, except per share data).

	Low-End	Mid-Point	High-End
Pre-Offering Equity Value Per Share	[***]	[***]	[***]
Pre-Offering Equity Value	[***]	[***]	[***]

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

The Preliminary Price Range does not consider the current lack of liquidity for the Company’s Common Stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an M&A transaction. The Preliminary Price Range was not derived using a formal determination of estimated fair value of Common Stock but was determined as a result of discussions among representatives of the Company’s management, Board of Directors and the Bookrunners.

Comparison of IPO Preliminary Price Range and Historical Grant Date Estimated Fair Value of Common Stock

For the stock option awards granted since January 1, 2020, the Company believes that there are a number of factors that account for the decrease in the Preliminary Price Range compared to the applicable grant date estimated fair value of Common Stock used for determining stock-based compensation expense. Key factors for the decrease was primarily due to the Board of Directors’ consideration of the objective and subjective factors described on pages 117 and 118 of the Registration Statement, market conditions and changes in the estimated equity value of the Company at the time of IPO, the Exercised Warrant likelihood decreasing and expiring unexercised on March 31, 2021, and the probability and timing of an IPO. The estimated fair market value of Common Stock determinations also reflected the uncertainty and volatility resulting from the ongoing COVID-19 pandemic.

The valuations obtained by management utilized a quantitative methodology to determine the estimated fair value of the Company’s Common Stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation reports are both commonly accepted and applied in the valuation community and are consistent with the methods and guidance in the AICPA Practice Guide. The application of the PWERM valuation methodology accounts for a significant portion of the difference from the valuations utilized by the Company and the Preliminary Price Range. In particular, because the PWERM methodology utilizes a probability-weighted approach (as outlined above), the resulting estimated fair value per share reflects the potential for alternative future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios discussed above, (ii) the discounting to present value for each of the future business values at the future event and (iii) the application of a DLOM. Conversely, the Preliminary Price Range necessarily assumes only a single liquidity event, represents a future price for shares of Common Stock that if issued in the Company’s IPO, does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading in a public market for the Common Stock is expected to exist following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the shares of Preferred Stock will convert into Common Stock and will no longer have the liquidation preferences and preferential rights attributable to the Preferred Stock as compared to the Common Stock prior to the IPO (which results in a higher valuation of the Common Stock in the Preliminary Price Range, and also drives a lower Common Stock value in the stay private scenario). The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of the private company. As a result, the Preliminary Price Range was neither reduced by the expected future business values (discounted to present value) from the various scenarios discussed in the sections above nor discounted for a lack of marketability.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its Common Stock as determined by the Board in March 2021 is consistent with the Company’s and the Bookrunners’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.

Summary

The Company believes the difference between the fair value of its common stock for the 717,811 options granted between January 28, 2021 and March 29, 2021 at an exercise price of $15.60 and the midpoint of the estimated Preliminary Price Range is the result of the following factors:

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

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Market Conditions. The Preliminary Price Range took into account performance and valuations of companies in the medical device industry that the lead underwriters expect will be viewed as comparable to the Company, as well as the recent performance of one successful initial public offering in the medical device industry that the lead underwriters felt may potentially be viewed by investors as comparable.

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Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Common Stock. The December 2020 Valuation Report reflected the illiquidity of the Common Stock and the uncertainty of the IPO. The difference between the fair value of the Common Stock for the 717,811 options granted from January 28, 2021 to March 29, 2021 at an exercise price of $15.60 and the midpoint of the estimated Preliminary Price Range reflects a discount of approximately [***], adjusted for Stock Split at [***]. In contrast, and given the probability to the completion of the Company’s IPO, the Preliminary Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

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Conversion of Preferred Stock. The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. Furthermore, holders of outstanding convertible preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of any liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. The holders of convertible preferred stock also have anti- dilution protection under certain circumstances and special voting rights. The Preliminary Price Range assumes the conversion of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in an increased common stock valuation.

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Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the IPO, the Preliminary Price Range assumes a successful offering. The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

The Company advises the Staff that it has not granted any additional options subsequent to those on granted on April 22, 2021, which were issued at $19.94 per share or [***] above the midpoint of the Preliminary Price Range.

Conclusion

In light of the foregoing, the Company believes that the actions of the Board to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation – Stock Compensation, the best practices outlined in the Practice Guide, and the Internal Revenue Code of 1986, as amended.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return or destruction of the unredacted version of this letter promptly following the Staff’s completion of its review of such information. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at 100 Columbia, Ste 120, Aliso Viejo, CA 92656.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (858) 350-2308 with any questions or comments regarding this correspondence.

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Sincerely,

WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ Martin Waters
Martin Waters

cc:	Shelley Thunen, CFO, RxSight, Inc.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.